Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Obalon Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67424L100
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[        ]    Rule 13d-1(b)
[        ]    Rule 13d-1(c)
[ X]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Andrew P. Rasdal
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 547,165
	6	Shared Voting Power 566,948
	7	Sole Dispositive Power 547,165
	8	Shared Dispositive Power 566,948
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,113
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.6%
12	Type of Reporting Person IN

ITEM 1.
(a) Name of Issuer:
Obalon Therapeutics, Inc. (the “Issuer”).
(b) Address of Issuer’s Principal Executive Offices:
5421 Avenida Encinas, Suite F, Carlsbad, California 92008.

ITEM 2.
(a) Name of Person Filing:
Andrew P. Rasdal is hereinafter individually referred to as the “Reporting Person.”
(b) Address or Principal Business Office:
The business address of the Reporting Person is C/O Obalon Therapeutics, Inc., 5421 Avenida Encinas, Suite F, Carlsbad, California 92008.
(c) Citizenship of each Reporting Person is:
The Reporting Person is a citizen of the United States.
(d) Title of Class of Securities:
Common stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number:
67424L100

ITEM 3.
Not applicable.

ITEM 4.	Ownership.
The ownership information below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2018, based upon 23,513,292 shares of Common Stock outstanding as of December 31, 2018.
(a)-(c)

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Andrew P. Rasdal	1,114,113	4.6%	547,165	566,948	547,165	566,948

Andrew P. Rasdal has the sole power to vote and dispose 547,165 shares of Common Stock, which included 547,165 shares that Mr. Rasdal has the right to acquire within 60 days of December 31, 2018.
Mr. Rasdal has shared voting and dispositive power over 566,948 shares of Common Stock held in The Rasdal Family Trust dated December 10, 1996, of which Mr. Rasdal is a co-trustee.

ITEM 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.	Notice of Dissolution of Group.
Not applicable.

ITEM 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 13, 2019

/s/ Andrew P. Rasdal
Andrew P. Rasdal